UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report
Lumentum Holdings Inc.
(Exact name of Registrant as specified in its charter)

Delaware	001-36861	47-3108385
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

400 North McCarthy Boulevard, Milpitas, CA	95035
(Address of Principal Executive Offices)	(Zip Code)
(408) 546-5483
(Registrant’s Telephone Number, Including Area Code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Information required by this Item is incorporated by reference to the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of this Form SD, including the Lumentum Holdings Inc. Conflict Minerals Report, is publicly available at www.lumentum.com/investors.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD
Section 2 - Exhibits
Item 2.01 Exhibits

The following exhibit is filed as part of this Report

Exhibit No.	Description

1.01	Conflict Minerals Report of Lumentum Holdings Inc. for the reporting period January 1, 2016 to December 31, 2016

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUMENTUM HOLDINGS INC.

	By:	/s/ Judy Hamel
	Name:	Judy Hamel
	Title:	Secretary and General Counsel

May 31, 2017